Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 333-122704)

Outlook Online – February 28, 2005

Why the Exelon-PSEG merger makes good business sense

By Melissa Ficuciello

For a merger to be successful, it must first make good business sense. To help PSEG employees understand the strategic thinking behind this decision, Outlook asked PSEG Chairman Jim Ferland to share his insight on the rationale for the planned combination of PSEG and Exelon.

Outlook: In general, what is behind the decision to merge with Exelon?

Ferland: This partnership makes great strategic sense for all stakeholders of both companies. It will create the premier electric and gas utility in the nation. It will increase value for shareholders. It will provide the strategic size, scope and financial resources necessary to improve and enhance service to customers and communities. And it will create a larger, stronger organization that will offer many employees broader career development opportunities.

Outlook: What will this merger mean for shareholders?

Ferland: For our shareholders, improved efficiencies and a larger service footprint will result in greater earnings predictability, financial strength and opportunities for growth. Stability and growth, while appearing to be contradictory terms, are exactly what shareholders desire from their investments. This merger offers both. Already, investors of both companies have seen the value of their investment grow considerably as a result of the merger announcement.

Outlook: How will customers feel the change?

Ferland: For customers, the change should be invisible. The same men and women serving our neighborhoods throughout New Jersey will continue to do so. I expect that the customers of Exelon’s utilities will, over time, see improvements as PSE&G’s best practices are shared with these other companies. Likewise, while PSEG’s overall reliability and safety record is stronger, the Exelon delivery businesses do have strengths and we will look to apply them within PSE&G, as well.

Outlook: PSEG has spent many years serving the communities in which its employees live and work. Does Exelon share this commitment to the community?

Ferland: I’ve heard the concerns that have been expressed here in New Jersey about what the merger might mean in terms of PSE&G’s presence and role in the social, civic and business affairs of this state. Let me be very clear: PSE&G has been New Jersey’s leading electric and gas company and one of its leading corporate citizens for more than 100 years. This will not change. PSE&G is staying right here in Newark, and will remain a New Jersey company. The utility’s name will not change. And our commitment to this city, this state, its people and its economy – addition to how we do business, conduct our affairs and support our communities – will not change either.

Outlook: The uncertainty of what’s ahead is affecting employee morale – in some areas of the company more than others. Can you shed some light on what this merger means for employees?

Ferland: Over the long term, the merger will create a bigger, stronger company – one with more opportunity for employees. However, the reality is that – in the short term – there will be some job losses. We know that this is a difficult message and is causing a great deal of anxiety in the organization. We will try to handle this process as fairly as possible. I wish we could do this in a way in which no employees would lose their jobs, but that is not possible. However, I do think that – ultimately – a lot less people will have reason to worry than currently is the case.

Once the merger is completed, the new company will have approximately 28,000 employees. We estimate that this consolidated workforce will be reduced by about 5 percent – or 1,500 positions. This will occur on both sides. We have already announced that PSE&G and the newly-merged company’s generation business will be headquartered in Newark. Exelon Electric & Gas’ corporate headquarters will be in Chicago, which will affect our services organization. We will work very hard to minimize the impact through attrition and normal retirements, and by limiting future hiring.

Outlook: Will the pending transaction affect union negotiations currently under way?

Ferland: All union contracts covering PSE&G and other PSEG-represented employees will be honored. We are involved in contract negotiations with the IBEW and the approach to these talks will not change. PSEG is proud of the relationships and the partnerships we’ve developed with the unions representing our employees. This is a core value we expect will be carried forward.

Outlook: Does Exelon share PSEG’s commitment to environmental stewardship?

Ferland: The companies have been partners in the Clean Energy Group coalition that continues to push for new, more stringent power plant air emission standards, and both have recognized climate change as a legitimate environmental issue that must be addressed by our industry and reflected in national policy. One result of the merger should be the ability to advance these positions with a louder voice and more clout as part of a larger corporation.

How I See It

Planning is key to a successful transition

By Ralph Izzo

There are many steps involved in preparing for the merger of two large organizations like PSEG and Exelon. That is to be expected when you think about the countless people whose lives are touched by our companies each day.

There are millions of customers who rely on our employees to meet their needs for safe, reliable and low-cost service – and for a helping hand in times of emergency.

There are thousands of communities – with many more millions of people – who also depend on our companies as pillars of the economy and good corporate citizens and neighbors.

There are hundreds of thousands of shareholders who have invested their hard-earned dollars with us because they expect we will work hard to deliver a reasonable return for them.

Finally, and not least, there are thousands of employees who are the heart and soul of our companies and whose dedication, skills and talent make our companies special.

Clearly, our organizations are not simply large but have special responsibilities. That is why it is so important to plan and prepare as effectively as we can to achieve the full benefits of the merger, which provides a unique opportunity to create the best electric and gas company in the United States. With careful planning, we can help ensure that the merger is carried out in a way that creates maximum value for all of our stakeholders – customers, communities, shareholders and employees.

The goal of the merger transition team that I am co-leading is to prepare now so that we will not miss a beat when the time comes – as we hope and expect it will in about a year – to perform the actual integration of PSEG and Exelon.

This is a big task that must be approached systematically – with care and attention to the needs of all stakeholders. Even as this work goes forward, we must make sure to maintain our focus on our daily jobs – keeping safety first as we keep our business strong.

The merger transition team includes a number of teams and sub-teams of PSEG and Exelon employees. The teams are charged with developing integration plans for specific business areas, based on the expertise of their members. They are now going about setting measurable goals, targets and milestones – area by area.

This joint effort is off to a good start. I am very impressed by the people from Exelon who have been working with us. They have been eager to share their expertise and experience, and the people of PSEG have done likewise. There is a lot of good learning taking place all around.

We are going to do our best to provide you with timely information as the merger transition team proceeds with its work. Whether or not you have a formal team assignment, you have an important contribution to make to the success of this effort by continuing to do your job to the best of your ability. Your contribution counts a great deal.

Eye On Exelon

Exelon Nuclear

By Paul Lief Rosengren

It makes sense that the first Eye On Exelon column focuses on Exelon’s nuclear operations. Yes, Exelon has two electric and gas distribution companies with more than 5.5 million customers. And yes, Exelon has more than 17,000 megawatts (MWs) of fossil fuel generation. But it is Exelon’s nuclear fleet that has shaped its reputation in this industry.

Exelon (and its predecessor companies) purchased nuclear plants when many regulated utilities needed to divest generation assets and nuclear plant prices were at rock bottom. That, combined with high capacity factors and cost efficiencies, has placed Exelon Nuclear’s plants firmly among the lowest cost generators in the nation.

Exelon now owns nearly 17,000 MWs of nuclear assets, which represent approximately 20 percent of the U.S. nuclear industry's power capacity. Exelon operates 10 nuclear stations – with 17 reactors in total. It has part ownership of two additional plants (those would, of course, be PSEG’s own Salem 1 and Salem 2 units, of which Exelon is a 43 percent owner). As of Jan. 17, Exelon has been providing senior personnel to oversee plant operations at the Salem 1 and 2 and Hope Creek units under an operating services agreement.

So how does that compare to others? These plants make Exelon the largest nuclear plant operator in the U.S. and third in the world – behind state operators of the French and Russian nuclear fleet.

Exelon has shown that there are real benefits to scale in the nuclear industry. For instance, rather than having expert support on everything at every site, they can have the best expert in the industry available to travel to whichever of its 10 sites need that expertise fast. It also has outage teams that are the envy of the industry. It is not unheard of for an Exelon refueling outage to be completed in less than 20 days.

“At Exelon, our goal is to be the premier nuclear operator in the United States,” said Bill Levis, senior vice president and chief nuclear officer. “We strive to improve by constantly benchmarking our plant’s performance against others in our fleet and in the industry. This helps us identify best practices at our facilities or others, which can then be implemented across our fleet to improve our performance.

“We will take the same approach at Salem and Hope Creek,” said Levis. “Over the next several weeks, we will benchmark Salem and Hope Creek’s performance versus our fleet, identify potential best practices and opportunities for improvement, and then implement the best practices here to improve the performance of the stations.”

Notable quote

“Combining PSEG’s nuclear plants with Exelon’s fleet will help to improve operating performance and availability, and allow for increased wholesale sales making PSEG Power a significant contender in the marketplace. The company will also realize enhanced financial stability by spreading business risk over a broader service territory.”

-- PSEG Power President and Chief Operating Officer Frank Cassidy on how the PSEG Nuclear/Exelon Operating Services Contract will benefit PSEG Power.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation has filed with the Securities and Exchange Commission a registration statement (File No. 333-122704) that includes a preliminary joint proxy statement/prospectus. A definitive joint proxy statement/prospectus and other relevant documents are expected to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on

March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.